EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated March 14, 2007 on our audits of the financial statements and financial statement schedule of I.D. Systems, Inc. (the “Company”) as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, which included with respect to the year ended December 31, 2006, an explanatory paragraph regarding the Company’s change in accounting principle for its method of accounting for stock-based compensation and of management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company as of December 31, 2006, which are included in the Annual Report on Form 10-K for the year ended December 31, 2006.

/s/ EISNER LLP
New York, New York

July 18, 2007